AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON January 28, 1997

                                               REGISTRATION NO. 33-_____________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                           SEARCH CAPITAL GROUP, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                                         41-1356819
   (State or other jurisdiction                            (I.R.S. Employer
of incorporation or organization)                         Identification No.)

                                                      ELLIS A. REGENBOGEN, ESQ.
                                                     EXECUTIVE VICE PRESIDENT AND                    Copy to:
                                                           GENERAL COUNSEL                      DARYL B. ROBERTSON
          700 NORTH PEARL STREET                      SEARCH CAPITAL GROUP, INC.          BRACEWELL & PATTERSON, L.L.P.
                 SUITE 400                        700 NORTH PEARL STREET, SUITE 400      500 NORTH AKARD ST., SUITE 4000
           DALLAS, TEXAS  75201                          DALLAS, TEXAS  75201                  DALLAS, TEXAS  75201
              (214) 965-6000                                (214) 965-6000                        (214) 740-4000
(Address, including zip code and telephone      (Name, address, including zip code and
     number, including area code, of            telephone number, including area code,
 registrant's principal executive offices)              of agent for service)


        Approximate date of commencement of proposed sale to the public:
 FROM TIME TO TIME FOLLOWING THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


=====================================================================================================================
                                                             Proposed Maximum    Proposed Maximum
           Title of Securities             Amount To Be       Offering Price    Aggregate Offering       Amount of
            To Be Registered                Registered         Per Unit (1)          Price (1)       Registration Fee
---------------------------------------------------------------------------------------------------------------------
 Common Stock, $.01 par value per share      159,628 (2)         $24.00 (3)      $3,831,072(3)           $1,160.93
                                             957,768 (4)             -- (5)              --(5)                  --
                                             159,628              5.125 (6)         818,094(6)              247.91
---------------------------------------------------------------------------------------------------------------------
9%/7% Convertible Preferred Stock,           319,256              17.125(7)       5,467,259(7)            1,656.75
     $.01 par value per share
---------------------------------------------------------------------------------------------------------------------
Warrants expiring March 14, 2001           1,277,030                 -- (8)               --(8)                 --
=====================================================================================================================


(1) Estimated solely for the purpose of calculating the registration fee under Rule 457.
(2) Maximum number of shares issuable under Warrants expiring March 14, 2001.
(3) Pursuant to Rule 457(g), based on the maximum exercise price of Warrants.
(4) Maximum number of shares issuable upon conversion of 9%/7% Convertible Preferred Stock.
(5) Pursuant to Rule 457(i), no fee payable due to registration of 9%/7% Convertible Preferred Stock.
(6) Pursuant to Rule 457(c), based on the average of the bid and asked price for Common Stock on January 24, 1997.
(7) Pursuant to Rule 457(c), based on the average of the bid and asked price for 9%/7% Convertible Preferred Stock on January 24, 1997.
(8) Pursuant to Rule 457(g), no fee payable due to registration of underlying Common Stock.

                             ----------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                 SUBJECT TO COMPLETION, DATED JANUARY 28, 1997

                           SEARCH CAPITAL GROUP, INC.

                        1,277,024 SHARES OF COMMON STOCK
              319,256 SHARES OF 9%/7% CONVERTIBLE PREFERRED STOCK
                   1,277,030 WARRANTS EXPIRING MARCH 14, 2001


         This Prospectus relates to the offer and sale by certain selling securityholders ("Selling Securityholders") named herein under "Selling Securityholders" of up to (i) 159,628 shares of common stock, $.01 par value per share ("Common Stock"), 319,256 shares of 9%/7% Convertible Preferred Stock, $.01 par value per share ("Preferred Stock"), and 1,277,030 Warrants to purchase shares of Common Stock expiring March 14, 2001 ("Warrants") of Search Capital Group, Inc. ("Search"), and (ii) a maximum of 957,768 shares of Common Stock that may be issued upon conversion of such shares of Preferred Stock and 159,628 shares of Common Stock that may be issued upon exercise of such Warrants. Furthermore, this Prospectus relates to the continuing offer by Search of up to 159,628 shares of Common Stock issuable upon exercise of the Warrants. All Warrants and shares of Common Stock and Preferred Stock offered by this Prospectus are referred to herein as the "Securities."

         Search will receive no part of the proceeds of any sales by the Selling Securityholders. All expenses of registration incurred in connection with this offering are being borne by Search, but all selling and other expenses incurred by Selling Securityholders will be borne by the Selling Securityholders. None of the Securities have been registered prior to the filing of the Registration Statement of which this Prospectus is a part. The outstanding Securities were originally issued by Search in private transactions. See "Selling Securityholders."

         The Selling Securityholders may from time to time sell all or a portion of their Securities in the over-the- counter market or on any national securities exchange or automated interdealer quotation system on which the Common Stock, Preferred Stock or Warrants may hereafter be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The Securities may be sold directly or through brokers or dealers or in a distribution by one or more underwriters on a firm commitment or best efforts basis. See "Plan of Distribution." Each Selling Securityholder and any agent or broker-dealer participating in the distribution of the Securities may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). Any commissions received by and any profit on the resale of the Securities may be deemed to be underwriting commissions or discounts under the Securities Act.

         The Securities have not been registered for sale by the Selling Securityholders under the securities laws of any state as of the date of this Prospectus. Brokers or dealers effecting transactions in the Securities on behalf of the Selling Securityholders should confirm the registration thereof under the securities laws of the states in which such transactions occur or the existence of an exemption from registration.

         Search's Common Stock and Preferred Stock are traded in the over-the-counter market under the symbols "SCGI" and "SCGIP," respectively. Search has filed an application for listing of trades of the Common Stock, Preferred Stock and Warrants through the Nasdaq National Market System ("NASDAQ"). The last reported bid and ask prices of the Common Stock and Preferred Stock in the over-the-counter market on January 24, 1997 were $5.00 and $5.25 per share of Common Stock and $16.50 and $17.75 per share of Preferred Stock, respectively. There is no current established trading market for the Warrants.

         SEE "RISK FACTORS" ON PAGE 4 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE SECURITIES.

                            ----------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.



              The date of this Prospectus is ______________, 1997.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                             AVAILABLE INFORMATION

         Search is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by Search with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004, and at the following Regional Offices of the Commission:
Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004. In addition, the Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including Search (as of November 1995). The address of such Web site is http://www.sec.gov.

         Search has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to Search and the Securities. Statements contained herein concerning the provisions of any documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facilities of the Commission described above.

         THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY STATE OR OTHER JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by Search with the Commission are incorporated by reference in this Prospectus: (i) Transition Report on Form 10-K for the period ended March 31, 1996, (ii) Quarterly Reports on Form 10-Q for the quarters ended June 30, 1996 and September 30, 1996, (iii) Current Reports on Form 8-K dated August 6, 1996, September 27, 1996, November 21, 1996 and November 25, 1996, and (iv) the description of the Common Stock, Preferred Stock and Warrants contained in Search's registration statements on Form 8-A, including any amendments or reports filed for the purpose of updating such information.

         All documents subsequently filed by Search pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering will be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated by reference will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed incorporated document or in any accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         Search will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus, other than exhibits to such documents. Requests should be directed to Search Capital Group, Inc., 700 North Pearl Street, Suite 400, Dallas, Texas 75201, Attention: Ellis A. Regenbogen, Secretary (telephone: (214) 965-6000).

                                  THE COMPANY

         Search Capital Group, Inc. (together with its subsidiaries, when applicable, the "Company") is a financial services company specializing in the purchase and management of used motor vehicle receivables, typically those owed by consumer obligors who do not qualify for traditional financing. The Company purchases its receivables either through the purchase of individual receivables from franchise and independent automobile and light truck dealers ("Dealers") who originate them in the sale of their vehicles or through bulk purchases of receivables from Dealers and other finance companies. The Company has also commenced consumer lending activities.

         The automobile finance industry is the second largest consumer finance market in the United States totaling $353 billion as of December 1995, according to the Federal Reserve Board. Automobile financing is usually provided by finance companies affiliated with manufacturers and banks, credit unions and independent finance companies. The financings are generally segmented according to the type of car sold (new or used) and the credit characteristics of the consumer obligor (generally, prime or non-prime). Non-prime obligors are individuals who, due to either incomplete or imperfect credit histories, are unable to obtain traditional financing through a bank or one of the finance companies affiliated with manufacturers. Through its wholly-owned operating subsidiary, Automobile Credit Acceptance Corp., the Company specializes in purchasing receivables secured by used cars and light trucks and owed by non-prime obligors.

         The Company commenced purchasing used motor vehicle receivables in 1991. Until 1994, it financed its purchases through (i) a series of public and private offerings of asset-backed securities issued by its wholly-owned subsidiaries (the "Fund Subsidiaries") and of the Company's stock and (ii) a line of credit. In its receivables purchasing activities, the Company originally placed particular emphasis on the characteristics of the receivables and the underlying vehicle collateral. The Company's purchase discounts were based on its assumptions regarding the average collection rates for the receivables.

         In 1994, the Company commenced to experience financial difficulties primarily due to lower than expected collection rates on its receivables and lower than expected recoveries on the sale of repossessed vehicles. The Company caused its Fund Subsidiaries to reorganize their affairs under Chapter 11 bankruptcy proceedings commencing in August 1995. The Company's plan of reorganization for the Fund Subsidiaries was confirmed in March 1996. Under the plan of reorganization, approximately $69 million of indebtedness of the Fund Subsidiaries was converted into approximately 1.5 million shares of Common Stock, approximately 1.9 million shares of Preferred Stock and Warrants to purchase 625,000 shares of Common Stock.

         Since the beginning of 1996, the Company's management has implemented a new receivables purchasing program for the Company. The program places more emphasis on obligors with job and residence stability, higher income and re-established positive credit histories. The Company expects that such program will result in lower repossession rates, higher average collections and less administrative expenses for its receivables. The Company's growth strategy also includes acquiring portfolios of non-prime used motor vehicle receivables and other non-prime used motor vehicle finance companies. The Company is expanding into other consumer finance areas, including personal property loans and home equity loans. The Company intends to expand its operations geographically across the U.S. and Puerto Rico and to finance its operations through lines of credit from banks and finance companies, public and private offerings of equity and debt securities and securitization of its receivables.

         On November 22, 1996, the Company effected a one-for-eight reverse stock split of its Common Stock and Preferred Stock. Retroactive adjustments to numbers of shares of Common Stock and Preferred Stock and stock prices throughout this Prospectus have been made to reflect the reverse stock split.

         The Company's principal office is located at 700 North Pearl Street, Suite 400, Dallas, Texas 75201. The Company's telephone number is (214) 965-6000.

                                  RISK FACTORS

         An investment in the Securities involves a high degree of risk. A prospective investor should carefully consider all of the information contained or incorporated by reference in this Prospectus in determining whether to acquire any of the Securities and, in particular, the following elements of risk:

         Results of Operations. The Company does not have a history of profitable operations. Although the Company had net income before dividends of $1,124,000 for the six months ended September 30, 1996, it had a net loss of $2,671,000 for the six month transition period ended March 31, 1996 and a net loss of $1,822,000 after dividends for the six months ended September 30, 1996. In addition, the Company had net losses of $19,894,000 and $25,950,000 for the years ended September 30, 1995 and 1994, respectively. The Company's future profitability will be dependent upon the results of operations from its receivables purchasing and management business and other businesses. There can be no assurance that the Company's businesses will be profitable in the future.

         Availability of Funding. The purchase of receivables and the making of consumer loans requires the Company to raise significant amounts of funds from various sources, including banks, finance companies and other lenders. There can be no assurance that lenders will provide sufficient credit on terms the Company will find acceptable. One of the Company's planned financing sources is securitization of its receivables. There can be no assurance that the Company's future securitization activities will increase its profitability. Further, there can be no assurance that funding will be available to the Company through securitizations or, if available, that such funding will be on terms acceptable to the Company.

         Risks in Motor Vehicle Receivables Purchasing and Consumer Finance Businesses. The Company faces all of the risks inherent in the motor vehicle receivables purchasing business and in the consumer finance business. There can be no assurance that the Company will properly evaluate the receivables that it purchases or the borrowers to whom it makes consumer loans. There can be no assurance that the Company will be able to purchase sufficient receivables and make a sufficient number of consumer loans to profitably employ its capital and borrowed funds. The Company purchases receivables whose obligors, and makes loans to consumers who, do not qualify for traditional financing as a result, among other things, of poor credit history, lack of steady employment and/or low income. These individuals generally have higher percentage default rates than individuals with better credit histories. In addition, the vehicles securing the Company's receivables are subject to deterioration in value due to the passage of time or usage by the obligor, and the Company's loans to consumers may be unsecured. The Company has limited historical information related to the quality of receivables it is purchasing under its new receivables purchasing program. There can be no assurance that the Company's efforts to purchase higher credit quality receivables will be successful or profitable. In addition, the Company has little history in the consumer loan business. Substantial unexpected delinquencies or charge-offs on its receivables or loans could have a material adverse effect on the Company's results of operations. A general economic downturn could adversely affect the ability of obligors and borrowers to make payments to the Company on its receivables and loans.

         Acquisition Strategy. The Company intends to continue to pursue its current growth strategy, which includes acquiring portfolios of non-prime used motor vehicle receivables and other non-prime used motor vehicle finance companies. There can be no assurance that the Company will be able to make profitable acquisitions or successfully integrate any businesses that it acquires into its operations without substantial costs, delays or other problems. In addition, there can be no assurance that any acquired businesses will be profitable at the time of their acquisition or will achieve profitability that justifies the investment therein or that the Company will be able to realize expected operating and economic efficiencies following such acquisitions. Acquisitions may involve a number of special risks, including adverse effects on the Company's reported operating results, devotion of management's attention, increased burdens on the Company's management resources and financial controls, dependence on retention and hiring of key personnel, unanticipated problems or legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's results of operations.

         Leverage. The Company intends to borrow substantial funds to finance its operations. As the Company's debt leverage increases, its vulnerability to adverse general economic conditions and to increased competitive pressures will also increase.

         Increases in Interest Rates. While the automobile receivables purchased by the Company in most cases bear interest at a fixed rate, often near the maximum rates permitted by law, the Company will finance its purchases of a substantial portion of such receivables by incurring indebtedness with floating interest rates. The Company's interest costs will increase during periods of rising interest rates. Such increases may decrease the Company's net interest margins and thereby adversely affect the Company's profitability.

         Dealers. The Company plans to expand its receivables purchasing activities by re-establishing relationships and establishing new relationships with Dealers. Dealers often already have favorable secondary financing sources, which may restrict the Company's ability to develop Dealer relationships and delay the Company's growth. Competitive conditions in the Company's markets may result in a reduction in the price discounts available from or fees paid by Dealers and a lack of available receivables, which could adversely affect the Company's profitability and its growth plans.

         Reliance on Information Processing Systems. The Company's business depends upon its ability to store, retrieve, process and manage significant amounts of information. Interruption, impairment of data integrity, loss of stored data, breakdown or malfunction of the Company's information processing systems caused by telecommunications failure, conversion difficulties, undetected data input and transfer errors, unauthorized access, viruses, natural disasters, electrical power outage or disruption or other events could have a material adverse effect on the Company's business, financial condition and results of operations.

         Geographic Concentration. Currently, the Company is purchasing receivables whose obligors are located primarily in Texas and certain southeastern states. Although the Company expects to expand its operations to other geographic areas, the Company's performance may be adversely affected by regional or local economic conditions. The Company may from time to time make acquisitions in regions outside of its current operating areas. There can be no assurance that the Company's expansion into new geographic areas will generate operating profits.

         Qualified Personnel. The Company plans to expand its businesses. The success of this strategy is dependent upon the Company's ability to hire and retain qualified managers and other personnel.

         Key Officer. The Company's future success depends in some measure upon its Chief Executive Officer who has significant experience in the consumer finance business. An unexpected loss of services of this officer could have a material adverse effect upon the Company. The Company does not currently maintain key person life insurance on the Chief Executive Officer but intends to seek such coverage.

         Competition. The Company has numerous competitors engaged in the business of buying non-prime motor vehicle receivables and in making consumer loans. Many of these competitors have significantly greater financial resources and staff than the Company. Some of these competitors may generally be able or willing to accept more risk in their activities than the Company. Competition may reduce the number of suitable receivables offered for sale to the Company and increase the bargaining power of Dealers with which the Company seeks to do business. These competitive factors could have a material adverse effect upon the operations of the Company.

         Regulation. Numerous federal and state consumer protection laws impose requirements upon the origination and collection of consumer receivables. These federal laws and regulations include, among others, the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Fair Indebtedness Collection Practices Act, the Magnuson-Moss Warranty Act and the Federal Reserve Board's Regulation Z. The Company believes that it maintains all licenses and permits required for its current operations and is in substantial compliance with all applicable federal, state and local laws. There can be no assurance, however, that the Company will be able to maintain all requisite licenses and permits.

         State laws regulate, among other things, the interest rate chargeable on, and terms and conditions of, motor vehicle retail installment loans. These laws also impose restrictions on consumer transactions and require loan disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. As a consumer finance company, the Company is subject to various consumer claims and litigation seeking damages and statutory penalties based upon, among other theories of liability, usury, wrongful repossession, fraud and discriminatory treatment of credit applicants.

         The Federal Trade Commission ("FTC") has adopted a holder-in-due-course rule which has the effect of subjecting persons who finance consumer credit transactions (and certain related lenders and their assignees) to all claims and defenses which the purchaser could assert against the seller of the goods and services. Another FTC rule requires that all sellers of used vehicles prepare, complete and display a "Buyer's Guide" which explains the warranty coverage (if any) for such vehicles. Failure of the Dealers to comply with state and federal credit and trade practice laws and regulations could result in consumers having rights of rescission and other remedies that could have an adverse effect on the Company.

         The failure to comply with legal requirements applicable to its business could have a material adverse effect on the Company's results of operations. Further, the adoption of additional, or the revision of existing, laws and regulations could have a material adverse effect on the Company's business.

         Litigation. The Company and certain of its former officers and directors are defendants in a case styled Janice and Warren Bowe, et. al. vs. Search Capital Group, Inc., et. al., Cause No. 1:95CSV649BR, filed in the Federal District Court for the Southern District of Mississippi. The plaintiffs, who are former holders of notes issued by three of the Fund Subsidiaries, allege violations of the securities laws by the defendants and seek unspecified damages, rescission, punitive damages and other relief. The plaintiffs also seek establishment of a class of plaintiffs consisting of all persons who have purchased notes issued by the three Fund Subsidiaries.
While the Company believes the suit is without merit and intends to vigorously defend itself, a substantial judgment in excess of the amount reserved to cover the costs associated with the settlement of this matter could adversely affect the Company.

         Dividends on Preferred Stock. The terms of the Preferred Stock specify that after March 15, 1997, the Company will continue to pay accrued dividends entirely in cash unless it is prohibited from paying the dividends in cash by Delaware law or the terms of any loan agreement of $5,000,000 or more. If the Company is prevented from paying any dividend entirely in cash, the terms of the Preferred Stock require the Company to pay the dividend in the form of a mixture of cash and Common Stock to the extent possible under Delaware law and any applicable loan agreement or, if necessary, entirely in Common Stock, provided the average market price per share of the Common Stock is $4.00 or greater for the 20 trading day period ending five days prior to the date of payment of the dividend in Common Stock. The Company has entered into a loan agreement with Hibernia National Bank that has a minimum net worth covenant. This covenant, and covenants in other loan agreements into which the Company may enter, may prohibit, directly or indirectly, the payment of cash dividends on Preferred Stock. In addition, the minimum market price for the issuance of shares of Common Stock in lieu of cash may not be satisfied. There can be no assurance that the Company will be able to continue to pay dividends on Preferred Stock in cash or that it will be able to satisfy the minimum price condition for issuance of shares of Common Stock as a dividend on Preferred Stock. Issuance of shares of Common Stock as a dividend on Preferred Stock will adversely affect the relative voting power and ownership percentages of the holders of Common Stock and Preferred Stock.

         Absence of Developed Public Market for Securities. The Company's Common Stock and Preferred Stock are currently traded in the over-the-counter market. Trading volumes in these securities are volatile. No trading market has developed for the Warrants. No assurance can be given that a trading market will develop for the Warrants or that a more active and widespread trading market will develop for the Common Stock and Preferred Stock. There can be no assurance that purchasers will be able to resell their Securities at or above the price at which they purchased them or without considerable delay, if at all. If a more active and widespread market does develop, the prices may be highly volatile. Although the Company has filed an application for listing of trades of the Common Stock, Preferred Stock and Warrants through NASDAQ, there can be no assurance that the listing will be achieved. Further, the Commission's rules may apply to impose certain risk disclosure requirements and suitability standards on broker-dealers who effect transactions in low price stocks. These rules may have a negative impact on trading markets for low price stocks. Consequently, if the Securities should be traded at low prices, no assurances can be given that there will develop or continue to be any market for the Securities. Factors such as those discussed herein may have a significant effect on the market prices of the Securities.

         Lack of Dividends on Common Stock. The Company has not paid dividends on the Common Stock and does not expect to pay dividends on the Common Stock for the foreseeable future. Furthermore, the Company may not pay dividends on the Common Stock while any accrued dividends on the Preferred Stock and other shares of preferred stock remain unpaid.

         Senior Rights of Preferred Stock. Search's Restated Certificate of Incorporation, as amended (the "Certificate"), authorizes the issuance of preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue shares of preferred stock that have preferences over the Common Stock with respect to the payment of dividends, liquidation, conversion, voting or other rights which could adversely affect the voting power and ownership interests of holders of Common Stock. The issuance of shares of preferred stock or the issuance of rights to purchase such shares could have the effect of discouraging, delaying or preventing a change in control of the Company. There are currently issued and outstanding 2,456,098 shares of Preferred Stock and 50,000 shares of Search's 12% Senior Convertible Preferred Stock. These shares have rights that are superior to the rights of holders of Common Stock with respect to dividends, liquidation, conversion and voting which could adversely affect the rights of holders of Common Stock.

                        SAFE HARBOR STATEMENT UNDER THE
                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         This Prospectus contains certain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, which may be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "project," "goal," "continue," or comparable terminology. Such statements involve risks or uncertainties and are qualified in their entirety by the cautions and risk factors set forth above under "Risk Factors" and contained in other Company documents filed with the Securities and Exchange Commission and incorporated herein by reference.

                                USE OF PROCEEDS

         The Company will not receive any of the proceeds from sales of any of the Securities by the Selling Securityholders. Because of the unpredictable timing of receipt, the Company has no current plans for use of any proceeds that it may receive from the exercise of any of the Warrants. The Company, however, presently expects that any such proceeds will be employed for working capital purposes.

                           DESCRIPTION OF SECURITIES

         The following description of the Securities is a summary which does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Certificate.

GENERAL

         The Certificate authorizes the issuance of two classes of capital stock, consisting of 130,000,000 shares of Common Stock, and 60,000,000 shares of preferred stock, par value $0.01 per share (the "Authorized Preferred Stock"). The Certificate reserves to Search's Board of Directors the power to establish the rights and preferences and to designate series of the Authorized Preferred Stock. In accordance with this power, the Company's Board of Directors has designated and established (i) a series consisting of 400,000 shares designated as the "12% Senior Convertible Preferred Stock" and (ii) a series consisting of 30,000,000 shares designated as the "9%/7% Convertible Preferred Stock."

         As of January 20, 1997, there were outstanding 3,131,861 shares of Common Stock, 2,456,098 shares of Preferred Stock and 50,000 shares of 12% Senior Convertible Preferred Stock. As of the same date, there are outstanding various warrants and options to purchase a total of 751,649 shares of Common Stock. In addition, the Company is obligated to issue 146,381 shares of Common Stock pursuant to the settlement of certain litigation in April 1996. The Company has committed to issue warrants and options to purchase an additional 812,500 shares of Common Stock.

         American Securities Transfer, Inc., Denver, Colorado, serves as the transfer agent and registrar for the Common Stock, Preferred Stock and Warrants.

COMMON STOCK

         The shares of Common Stock are equal in all respects. There are no preemptive rights, conversion rights, redemption privileges or sinking funds with respect to Common Stock. Dividends on Common Stock may be paid if, as and when declared by the Board of Directors out of funds legally available for distributions and subject to the prior rights of holders of the outstanding Authorized Preferred Stock.

         Holders of Common Stock are entitled to one vote for each issued and outstanding share held of record at each meeting of shareholders. There is no cumulative voting for the election of directors.

         In any liquidation or distribution of assets of the Company, whether voluntary or involuntary, holders of Common Stock are entitled to receive pro rata the assets remaining after creditors have been paid in full and holders of the Company's outstanding Authorized Preferred Stock have received their full liquidation preferences. All outstanding shares of Common Stock of the Company are, and the shares of Common Stock into which Preferred Stock may be converted and for which Warrants may be exercised will be, fully paid and nonassessable.

PREFERRED STOCK

         Dividends. Holders of Preferred Stock are entitled to receive, out of funds legally available therefor, non-cumulative dividends at a per annum rate of (i) $2.52 per share until March 31, 1999 ("End Date"), and (ii) $1.96 per share after the End Date. The Company is required to pay in cash the dividends accruing prior to March 15, 1997 and thereafter to the extent Delaware law or the terms and conditions of any loan agreement for a loan of $5,000,000 or more do not limit or prevent the payment by the Company of cash dividends on Preferred Stock. To the extent that the Company's right to pay cash dividends is limited or prevented, the Company may pay the dividends in the form of Common Stock so long as the average closing trading price for a share of Common Stock is $4.00 or greater during the 20 trading day period ending five days prior to the payment of such dividend. The dividends are payable on or about the 15th day of the month following the end of each quarter to holders of record as of the last day of the calendar quarter. The Company may not make any dividend or distribution (other than a dividend payable in Common Stock or other junior capital stock) on, or purchase or redeem, any of its Common Stock or other capital stock that ranks junior to Preferred Stock unless all accrued and unpaid dividends on Preferred Stock have been paid or declared and set aside for payment.

         The Company has entered into a loan agreement with Hibernia National Bank that has a minimum net worth covenant. This covenant, and covenants in other loan agreements into which the Company may enter, may prohibit, directly or indirectly, the payment of cash dividends on Preferred Stock. In addition, the minimum market price for the issuance of shares of Common Stock in lieu of cash may not be satisfied. There can be no assurance that the Company will be able to continue to pay dividends on Preferred Stock in cash or that it will be able to satisfy the minimum price condition for issuance of shares of Common Stock as a dividend on Preferred Stock.

         Conversions. Holders of outstanding shares of Preferred Stock may elect at any time to convert their shares into shares of Common Stock. The conversion ratio is two shares of Common Stock for each share of Preferred Stock. The conversion ratio will be proportionately adjusted upon any stock dividend on Common Stock, any stock split, reverse stock split, stock combination or reclassification of Common Stock or any merger, consolidation or combination of the Company with any other entity.

         Up to 50% of the outstanding shares of Preferred Stock could be mandatorily converted into shares of Common Stock at the option of the Company, at a rate of two shares of Common Stock for one share of Preferred Stock, if shares of Common Stock trade (i) at a price of $34.00 per share or higher on any 20 trading days in a period of 30 consecutive trading days between March 16, 1998 and March 15, 1999 or (ii) at a price of $28.00 per share or higher on any 20 trading days in a period of 30 consecutive trading days after March 15, 1999. Finally, on March 15, 2003, all of the outstanding shares of Preferred Stock will be mandatorily converted into shares of Common Stock. For the latter mandatory conversion, each share of Preferred Stock will be convertible into a number of shares of Common Stock equal to the lesser of (y) three or (z) the result of dividing the liquidation preference per share for Preferred Stock by the market price of Common Stock as reported at the close of business on March 15, 2003. For any mandatory conversion, holders of the converted Preferred Stock would also be entitled to receive any accrued and unpaid dividends on their converted shares.

         Liquidation Rights. If the Company is liquidated, the holders of Preferred Stock are entitled to be paid $28.00 per share plus all accrued and unpaid dividends thereon before any distribution or payment is made to the holders of Common Stock or any other capital stock of the Company ranking junior to Preferred Stock. If, upon any liquidation of the Company, the amounts payable with respect to Preferred Stock and any other stock of the Company ranking on a parity with Preferred Stock cannot be paid in full, the holders of such stock share ratably in any such distribution of assets in proportion to the respective full preferential amounts to which they would otherwise be entitled. After payment of the full preferential amount to which the holders of Preferred Stock would be entitled upon any liquidation, dissolution or winding up, they would have no right or claim to any of the remaining assets of the Company.

         Voting Rights. Each share of Preferred Stock has the same voting attributes and characteristics as do the shares of Common Stock, which is one vote per share. If the Company defaults in the payment of any four consecutive quarterly dividends on outstanding Preferred Stock, the holders of outstanding Preferred Stock would be automatically entitled to an additional vote per share and given the right to elect immediately at an emergency meeting of shareholders, which the Company must hold within thirty days after any such failure, such additional directors as equals two-thirds of the Company's Board of Directors determined after such election.

         The affirmative vote or consent of the holders of at least 66-2/3% of all outstanding shares of Preferred Stock, voting as a separate class, is required (i) to amend, alter or repeal any provision of the Certificate of Designations establishing the Preferred Stock to adversely affect the relative rights, preferences, qualifications, limitations or restrictions of the Preferred Stock or (ii) to effect any reclassification of the Preferred Stock. The affirmative vote or consent of the holders of at least 50% of all outstanding shares of Preferred Stock, voting as a separate class, is required to approve (x) any merger of the Company with another company when the Company's Board members do not constitute a majority of the board of directors of the surviving company or (y) any sale of more than 50% of the Company's assets. In addition, Delaware corporation law provides that the vote of the holders of a majority of the outstanding shares of any series of Authorized Preferred Stock, voting separately as a class, is required in order to (i) increase or decrease the par value of such series of shares or (ii) change the powers, preferences, or special rights of such series of shares so as to affect them adversely.

         Ranking. Preferred Stock ranks on a parity with the 12% Senior Convertible Preferred Stock and senior to Common Stock as to rights to dividends and liquidation preferences.

         Subsequent Issuances of Preferred Stock. The Company is prohibited from issuing Authorized Preferred Stock in the future that is pari passu with Preferred Stock unless at the time of such issuance all dividends due on Preferred Stock have been paid in full. The Company is also prohibited from issuing convertible Authorized Preferred Stock which is senior in rights to Preferred Stock except that such convertible Authorized Preferred Stock may carry a then-current market interest rate, which may be higher or lower than that of Preferred Stock. The Company is also prohibited from issuing preferred or common stock or warrants or any other form of security to any of its affiliates for consideration that does not equal or exceed the fair market value of such security, as determined by an independent third party. The Company may, nevertheless, issue options or warrants to new or existing directors or management if such options or warrants are approved by the Compensation Committee. The Company may also issue shares of Common Stock upon the exercise of outstanding warrants or options but may not amend or modify such warrants or options without the approval of the Compensation Committee.
If the Company issues any security for consideration less than its fair market value, the number of shares of Preferred Stock will be immediately and appropriately adjusted, and the conversion price of Preferred Stock will be adjusted downward, to take into account the dilution in value of the security holdings of former creditors of the Fund Subsidiaries caused by such below fair market issuance of the Company's securities.

         Other Rights. Preferred Stock is not subject to redemption by the Company or at the election of the holders thereof. Preferred Stock does not have any preemptive or sinking fund rights.

WARRANTS

         The Board of Directors of Search has authorized the issuance of Warrants to purchase up to 10,000,000 shares of Common Stock. The Warrants are governed by a Warrant Agreement dated as of March 22, 1996, as amended by First Amendment dated July 18, 1996 and Second Amendment dated as of November 22, 1996 (collectively, the "Warrant Agreement"), between the Company and American Securities Transfer, Inc., acting as the Warrant Agent (the "Warrant Agent"). As of January 20, 1997, there were outstanding 2,516,710 Warrants to purchase an aggregate of 314,588 shares of Common Stock. In addition, Search is obligated to issue an additional 5,000,000 Warrants to purchase 625,000 shares of Common Stock pursuant to the reorganization plan of its Fund Subsidiaries.

         The following is a summary of the provisions of the Warrants but does not purport to be a complete description of such provisions. This summary is qualified in its entirety by reference to the Warrant Agreement and form of Warrant attached thereto.

         Exercise. The holder of a Warrant must pay the exercise price per Warrant in cash upon any exercise of the Warrant. The exercise price per Warrant of the Warrants (the "Exercise Price") is initially $2.00 and increases by $0.25 on March 15 of each successive year as follows: $2.00 from March 15, 1996 to March 14, 1997, $2.25 from March 15, 1997 to March 14, 1998, $2.50 from
March 15, 1998 to March 14, 1999, $2.75 from March 15, 1999 to March 14, 2000, and $3.00 from March 15, 2000 to the Expiration Time (as herein defined). A total of eight Warrants is required to purchase one share of Common Stock. Accordingly, the exercise price per share of Common Stock purchasable under the Warrants currently is $16.00 and increases by $2.00 on March 15 of each successive year through 2000.

         To exercise the Warrants, the Warrant certificate, properly completed and accompanied by full payment (by check or money order) for all shares of Common Stock to be purchased, must be surrendered to the Warrant Agent. At that time (or upon later clearance of funds if an uncertified check is issued for payment), the exercising holder will be deemed to be the record holder of the shares of Common Stock issuable upon such exercise. Upon receipt of the surrendered Warrant certificate and payment in full, the Warrant Agent will mail or cause to be mailed, to or upon the written instructions of the exercising holder, certificates representing the number of shares of Common Stock so purchased. Fractional shares of Common Stock may not be purchased under the terms of the Warrants.

         Termination; Redemption. The Warrants will expire at 5:00 p.m. New York time on March 14, 2001 (the "Expiration Time"). Within 90 days following the Expiration Time, the Company must redeem all Warrants remaining unexercised at the Expiration Time at a redemption price of $0.25 per Warrant (the "Redemption Price"). Notice of the redemption must be mailed by the Company not later than 10 days nor more than 60 days prior to the date of redemption to each record holder of the Warrants. The notice must specify the place for surrender of the Warrant certificates. Upon surrender of a Warrant certificate, the holder will be paid the Redemption Price for the Warrant. Except for the right to receive the Redemption Price, all rights under the Warrants expire at the Expiration Time.

         Anti-Dilution Provisions. In the event of any Common Stock dividend on the Common Stock, any stock split or any stock combination, then the number of shares of Common Stock subject to purchase under each Warrant will be proportionately adjusted so that the holders of the Warrants after such event shall be entitled to receive upon exercise the number and kind of shares which they would have owned or been entitled to receive had such Warrants been exercised immediately prior to such event. In the event of (i) a recapitalization or reclassification of Common Stock (other than a change of par value), (ii) any consolidation or merger of the Company with or into another person or any merger of another person into the Company (other than a merger that does not result in a reclassification, conversion, exchange or cancellation of Common Stock), (iii) a sale or transfer of all or substantially all of the assets of the Company, or (iv) a compulsory share exchange where the holders of Common Stock receive other securities, cash or property, no adjustment in the Exercise Price will be made but appropriate provision will be made so that each holder of Warrants shall have the right to purchase upon exercise of each Warrant the cash, securities or property to which such holder would have been entitled had the Warrants been exercised prior to such transaction. If the Company issues or sells any shares of Common Stock (other than pursuant to employee stock options granted in good faith by the Board of Directors or the exercise of any conversion or purchase rights under any options, warrants, rights to purchase or convertible securities when the conversion or exercise price at the time of issuance of the security is at least equal to the fair market value of the Common Stock) for consideration that is less than the then current market price of Common Stock, the number of shares of Common Stock for which the Warrants are exercisable will be adjusted to equal the product of the number of shares for which the Warrants are exercisable immediately prior to the issuance or sale times the ratio of the then current market price of the Common Stock to the per share consideration at which such additional shares of Common Stock are issued or sold. The foregoing adjustments will be made successively whenever any event listed above shall occur. If the Company takes any action with respect to its Common Stock that has an adverse effect on the rights of the Warrantholders, upon the request of the holders of more than 50% of the Warrants, the Exercise Price and the number of shares of Common Stock for which the Warrants are exercisable will be adjusted in such manner as may be equitable in the circumstances.

         Amendments. The Warrant Agent and the Company may amend the Warrant Agreement to cure ambiguities or correct defects or mistakes or to make changes that they deem necessary which do not adversely affect the interests of the

Warrantholders. The written consent of holders of not less than 50% of the outstanding Warrants are required for any other amendments.

         Miscellaneous. The Warrants are not subject to conversion. A registered owner of a Warrant will not have any rights of a stockholder of the Company by virtue of holding the Warrants, including, without limitation, any right to vote, give or withhold consent to any corporate action, receive notice of meetings of stockholders or receive dividends or subscription rights, prior to the issuance of Common Stock upon exercise thereof.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

         The following table sets forth the Company's ratio of earnings to combined fixed charges and preferred stock dividends for the last five fiscal years or transition periods.

                          Six Months                                    Fiscal Year Ended(3)
                            Ended         --------------------------------------------------------------------------------------
                      Sept. 30, 1996(3)   Mar. 31, 1996(1)   Sept. 30, 1995   Sept. 30, 1994   Sept. 30, 1993(2)   Dec. 31, 1992
                      -----------------   ----------------   --------------   --------------   -----------------   -------------
Ratio of Earnings to         0.44               (0.84)           (0.76)            (1.57)             0.91              0.60
Combined Fixed
Charges and Preferred
Stock Dividends

--------------

(1)      Six month transition period.
(2)      Nine month transition period.
(3) In each period, the Company's earnings were inadequate to cover fixed charges and preferred stock dividends. The dollar amounts of the coverage deficiencies were $1,822,000, $2,998,000, $20,134,000,
         $26,190,000, $391,000 and $846,000 in the periods ended September 30,
         1996, March 31, 1996, September 30, 1995, September 30, 1994,
         September 30, 1993 and December 31, 1992.


                            SELLING SECURITYHOLDERS

         This Prospectus relates to the offer and sale from time to time (1) by DACC Liquidation Corp., formerly known as Dealers Alliance Credit Corp. ("DACC"), of up to 159,628 shares of Common Stock, 95,777 shares of Preferred Stock and 1,277,030 Warrants, as well as a maximum of 287,331 shares of Common Stock that may be issued upon conversion of the shares of Preferred Stock owned by DACC and 159,628 shares of Common Stock that may be issued upon the exercise of the Warrants owned by DACC, (2) by R-H Capital Partners, L.P. ("R-H") of up to 153,642 shares of Preferred Stock, as well as a maximum of 460,926 shares of Common Stock that may be issued upon conversion of the shares of Preferred Stock owned by R-H, and (3) by Kellett Investment Corporation ("Kellett") of up to 69,837 shares of Preferred Stock, as well as a maximum of 209,511 shares of Common Stock that may be issued upon conversion of the shares of Preferred Stock owned by Kellett. Each of these Selling Securityholders acquired its securities in transactions pursuant to which it obtained the right to have the offer and sale of its Securities registered under the Securities Act.

         The following table provides certain information with respect to the Selling Securityholders, and the number of shares of Common Stock and Preferred Stock, and the number of Warrants, owned, offered and to be owned after the offering by each Selling Securityholder.

     SELLING                                                   MAXIMUM NUMBER OF SECURITIES           SECURITIES TO BE OWNED
SECURITYHOLDERS       SECURITIES OWNED BEFORE OFFERING          TO BE SOLD IN THE OFFERING                AFTER OFFERING
---------------      ----------------------------------      ---------------------------------    ------------------------------
                     COMMON       PREFERRED                  COMMON      PREFERRED                COMMON   PREFERRED
                      STOCK         STOCK      WARRANTS      STOCK         STOCK      WARRANTS    STOCK      STOCK      WARRANTS
                     ------       ---------    --------      ------      ---------    --------    ------   ---------    --------
DACC Liquidation    606,587(1)      95,777     1,277,300    606,587(1)      95,777    1,277,030     0          0            0
Corp.

Kellett Investment  209,511(2)      69,837            --    209,511(2)      69,837           --     0          0           --
Corporation

R-H Capital         460,926(3)     153,642            --    460,926(3)     153,642           --     0          0           --
Partners, L.P.

------------

(1) Includes 159,628 shares that may be purchased under the Warrants owned by DACC and 287,331 shares into which the shares of Preferred Stock owned by DACC may be converted.

(2) Represents number of shares into which the shares of Preferred Stock owned by R-H may be converted.

(3) Represents number of shares into which the shares of Preferred Stock owned by Kellett may be converted.


TRANSACTIONS WITH DACC, R-H AND KELLETT

         As of August 2, 1996, the Company acquired substantially all of the assets of DACC. DACC's assets consisted primarily of used motor vehicle receivables, repossessed motor vehicles, cash and certain furniture and equipment.

         The Company assumed all balance sheet liabilities of DACC, other than approximately $4.1 million of subordinated debt held by R-H and Kellett and certain other claims. These assumed liabilities consisted primarily of indebtedness owing to senior lenders, accounts payable, accrued expenses, an office lease expiring in 2002, service and equipment maintenance agreements and an employment agreement for a DACC employee. As of June 30, 1996, DACC owed approximately $18 million to its senior lenders and had accounts payable and accrued expenses of approximately $0.7 million. In addition to assuming the foregoing liabilities, the Company issued to DACC 159,628 shares of Common Stock, 1,277,030 Warrants and 95,777 shares of a series of Authorized Preferred Stock that were automatically converted into 95,777 shares of Preferred Stock on November 22, 1996. One-half of the securities issued to DACC at closing were escrowed until May 2, 1997, and the remainder were escrowed until August 3, 1997, to secure certain indemnification obligations of DACC in favor of the Company.

         The Company also purchased from R-H and Kellett the subordinated indebtedness owing to them by DACC and certain related warrants to purchase DACC stock. All of the debt and warrants were canceled by the Company as part of the consideration for the transfer of DACC's assets. The Company issued to R-H and Kellett 223,479 shares of a series of Authorized Preferred Stock that were automatically converted into a total of 223,479 shares of Preferred Stock on November 22,1996. One-fourth of these shares were escrowed until May 2, 1997, and an additional 25% of these shares were escrowed until August 3, 1997, to secure certain indemnification obligations of the holders in favor of the Company.

         The foregoing transactions with DACC, R-H and Kellett were privately negotiated, arms-length transactions. Pursuant to shareholders' agreements entered into by the Company, DACC, R-H and Kellett, the Company is required to file within six months after the closing, and to use best efforts to cause to become effective within 90 days thereafter, a registration statement with the Commission for the offer and sale of the securities issued to them in the DACC acquisition.

                              PLAN OF DISTRIBUTION

         The Selling Securityholders may from time to time sell all or a portion of their Securities in the over-the- counter market or on any national securities exchange or automated interdealer quotation system on which the Common Stock, Preferred Stock or Warrants may hereafter be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The Securities may be sold directly or through brokers or dealers or in a distribution by one or more underwriters on a firm commitment or best efforts basis. The methods by which the Securities may be sold include (i) a block trade (which may involve crosses) in which the broker or dealer engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, (ii) purchases by a broker or dealer as principal and resales by such broker or dealer for its account pursuant to this Prospectus, (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers or to or through marketmakers, (iv) transactions in put or call options or other rights (whether exchange-listed or otherwise) established after the effectiveness of the Registration Statement of which this Prospectus is a part and (v) privately negotiated transactions. In addition, any of the Securities that qualify for sale pursuant to Rule 144 may be sold in transactions complying with such Rule, rather than pursuant to this Prospectus.

         In the case of sales of the Securities effected to or through broker-dealers, such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Securities sold by or through such broker-dealers, or both. The Company has advised the Selling Securityholders that the anti-manipulative Rules 10b-6 and 10b-7 under the Exchange Act may apply to their sales in the market and has informed them of the need for delivery of copies of this Prospectus. The Company is not aware as of the date of this Prospectus of any agreements between any of the Selling Stockholders and any broker-dealers with respect to the sale of the Securities. The Selling Securityholders and any broker-dealers or agents participating in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions received by any such broker-dealers or agents and profit on any resale of Securities may be deemed to be underwriting commissions under the Securities Act. The commissions received by a broker-dealer or agent may be in excess of customary compensation. The Company will receive no part of the proceeds from the sale of any of the Securities by the Selling Securityholders.

         The Company will pay all costs and expenses incurred in connection with the registration under the Securities Act of the Securities offered by the Selling Securityholders, including without limitation all registration and filing fees, listing fees, printing expenses, fees and disbursements of counsel and accountants for the Company, up to $30,000 for the reasonable fees and expenses of DACC and up to $10,000 for the reasonable fees and expenses of counsel for R-H and Kellett. Each Selling Securityholder will pay all brokerage fees and commissions, if any, incurred in connection with the sale of the Securities owned by it. In addition, the Company has agreed to indemnify the Selling Securityholders, other than the Trust, against certain liabilities, including liabilities under the Securities Act.

         There is no assurance that any of the Selling Securityholders will sell any or all of the Securities offered by them.

                                 LEGAL MATTERS

         The validity of the issuance of the Securities offered hereby will be passed upon for the Company by Bracewell & Patterson, L.L.P., 500 North Akard Street, Suite 4000, Dallas, Texas 75201.

                                    EXPERTS

         The consolidated financial statements of the Company, as of and for the six months ended March 31, 1996, and as of and for the fiscal years ended September 30, 1995 and September 30, 1994, incorporated in this Prospectus by reference from the Company's Transition Report on Form 10-K for the transition period ended March 31, 1996 have been audited by BDO Seidman, LLP, independent public accountants, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon such reports given upon the authority of that firm as experts in accounting and auditing.

         The financial statements of DACC, as of and for the three months ended March 31, 1996, and as of and for the fiscal years ended December 31, 1995, December 31, 1994, and December 31, 1993, incorporated in this Prospectus by reference from the Company's Form 8-K Current Report dated August 6, 1996 have been audited by BDO Seidman, LLP, independent certified public accountants, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon such reports given upon the authority of that firm as experts in accounting and auditing.

================================================================================

         No dealer, sales representative or other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in or incorporated by reference in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall at any time imply that the information contained or incorporated by reference herein is correct as of any time subsequent to the date hereof.

                         ------------------------------

                               TABLE OF CONTENTS

                         ------------------------------

                                                                          PAGE
                                                                          ----
Available Information   . . . . . . . . . . . . . . . . . . . . . . . .     2

Incorporation of Certain Documents by Reference                             2

The Company   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3

Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4

Safe Harbor Statement Under the Private
     Securities Litigation Reform Act of 1995 . . . . . . . . . . . . .     6

Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6

Description of Securities . . . . . . . . . . . . . . . . . . . . . . .     7

Selling Securityholders   . . . . . . . . . . . . . . . . . . . . . . .    10

Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . .    12

Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    12

Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    12

================================================================================


================================================================================


                           SEARCH CAPITAL GROUP, INC.




                                  COMMON STOCK
                       9%/7% CONVERTIBLE PREFERRED STOCK
                        WARRANTS EXPIRING MARCH 14, 2001




                         ------------------------------

                              P R O S P E C T U S

                              _____________, 1997

                         ------------------------------


================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The expenses to be paid by the registrant in connection with this offering are estimated as follows:

         Securities and Exchange Commission registration fee  . . . $ 3,065.59
                                                                    ----------
         Blue Sky fees and expenses . . . . . . . . . . . . . . . .            (1)
                                                                    ----------
         NASDAQ Listing Fees  . . . . . . . . . . . . . . . . . . .
                                                                    ----------
         Printing expenses  . . . . . . . . . . . . . . . . . . . .            (1)
                                                                    ----------
         Accounting fees and expenses . . . . . . . . . . . . . . .            (1)
                                                                    ----------
         Legal fees and expenses  . . . . . . . . . . . . . . . . .            (1)
                                                                    ----------
         Miscellaneous  . . . . . . . . . . . . . . . . . . . . . .            (1)
                                                                    ----------
                 Total  . . . . . . . . . . . . . . . . . . . . . . $          (1)(2)
                                                                    ----------

         --------------

         (1)     Estimated amounts
         (2) None of the listed total costs and expenses to be paid in connection with this offering are to be paid by the Selling Securityholders. Each Selling Securityholder, however, will pay all brokerage fees and commissions, if any, in connection with the sale of the Securities offered by such Selling Securityholder.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Delaware General Corporation Law. Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

         Section 145 of the Delaware General Corporation Law provides as follows:

         "(a)    A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         (c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.





                                      II 1

         (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and
(b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, by independent legal counsel in a written opinion, or (3) by the stockholders.

         (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

         (f) The indemnification and advancement of expenses provided by or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

         (g) A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

         (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

         (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

         (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

         Restated Certificate of Incorporation. Paragraph ELEVENTH of the Restated Certificate of Incorporation states that the Company shall, to the fullest extent permitted by Delaware General Corporation Law, indemnify any and all persons who it would have the power to indemnify under such law from and against any and all of the expenses, liabilities or other matters referred to in or covered by such law and, to the extent permitted under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his director or officer capacity and as to action in another capacity while holding such office. Such indemnification obligation will continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of his heirs, executors and administrators.

         Paragraph TWELFTH of the Restated Certificate of Incorporation states that, to the fullest extent permitted by the Delaware General Corporation Law, a director of registrant will not be liable to registrant or its shareholders for monetary damages for breach of fiduciary duty as a director.

         Bylaws. Article IX of the Company's Bylaws requires the Company to indemnify any person who was or is a party, or threatened to be made a party to any suit or proceeding, by reason of the fact that he or she is or was an authorized representative of the Company for specified liabilities and expenses if he acted in good faith and in a manner he reasonably





                                      II 2
believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The Board of Directors, by vote of a majority of those present at any meeting, may elect to exclude such person from such indemnification. The indemnified liabilities and expenses include, but are not limited to, legal fees and disbursements and amounts of judgments, fines or penalties against an amount paid in settlement by the indemnified party. The Company may advance any reasonable expense incurred by the indemnified party prior to the final disposition of any claim, action, suit or proceeding if it receives an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification. These indemnification rights are in addition to any other indemnification rights to which the person may be entitled under any agreement, vote of stockholders, the Restated Certificate of Incorporation, or as a matter of law or otherwise.

         The directors and officers of the Company are insured (subject to certain exceptions and deductions) against liabilities that they may incur in their capacity as such, including liabilities under the Securities Act, under a liability policy carried by the Company.

ITEM 16.  EXHIBITS

         The following documents are included as exhibits to this Registration Statement and are filed herewith unless otherwise indicated. Exhibits incorporated by reference are so indicated by parenthetical information.

     Exhibit      Description

       4.1  --    Restated Certificate of Incorporation of Search Capital
                  Group, Inc. (incorporated by reference to Exhibit 3.1  to
                  Search Capital Group Inc.'s Transition Report on Form 10-K for the transition period ended March 31, 1996)

       4.2  --    Certificate of Amendment of Certificate of Designation of
                  9%/7% Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to Search Capital Group, Inc.'s Quarterly
                  Report on Form 10-Q for the quarter ended September 30, 1996 (the "9/30/96 Form 10-Q"))

       4.3  --    Certificate of Designation Series B 9%/7% Convertible
                  Preferred Stock (incorporated by reference to Exhibit 3.2 to the 9/30/96 Form 10-Q)

       4.4  --    Certificate of Correction to the Restated Certificate of
                  Incorporation (incorporated by reference to Exhibit 3.3 to the 9/30/96 Form 10-Q)


       4.5  --    Certificate of Amendment of Certificate of Designation of
                  9%/7% Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 to the 9/30/96 Form 10-Q)

       4.6  --    Certificate of Amendment to Certificate of Designation of
                  Series B 9%/7% Convertible Preferred Stock (incorporated by reference to Exhibit 3.5 to the 9/30/96 Form 10-Q)

       4.7  --    Certificate of Amendment of Restated Certificate of
                  Incorporation

       4.8  --    Certificate of Elimination of Series B 9%/7% Convertible
                  Preferred Stock

       4.9  --    Warrant Agreement dated as of March 27, 1996 between Search
                  Capital Group, Inc. and American Securities Transfer, Inc., as Warrant Agent (incorporated by reference to Exhibit 4.2 to Search Capital Group, Inc.'s Current Report on Form 8-K dated March 15, 1996)


       4.10 -- First Amendment to Warrant Agreement dated as of July 18, 1996 between Search Capital Group, Inc., American Securities Transfer, Inc. and Hall Phoenix/Inwood, Ltd.

       4.11 -- Second Amendment to Warrant Agreement dated as of November 22, 1996 between Search Capital Group, Inc. and American Securities Transfer, Inc.

          5 -- Opinion of Bracewell & Patterson, L.L.P. as to the legality of the securities being registered*

         12 -- Statement Regarding Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends





                                      II 3

       23.1 --    Consent of BDO Seidman, LLP

       23.2 --    Consent of Bracewell & Patterson, L.L.P. (included in
                  Exhibit 5)*

--------------

* To be filed by amendment.


ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registration pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.





                                      II 4

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 28th day of January, 1997.


                                     SEARCH CAPITAL GROUP, INC.


                                     By: /s/ George C. Evans
                                         ---------------------------------------
                                         George C. Evans, Chairman of the Board,
                                         President and Chief Executive Officer


                               POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, George C. Evans, Robert D. Idzi and Ellis A. Regenbogen, or any of them, with full power to act alone, his true and lawful attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

               SIGNATURE                                        TITLE                             DATE
               ---------                                        -----                             ----
         /s/ George C. Evans                       Chairman of the Board, President,         January 28, 1997
-------------------------------------------        Chief Executive Officer and Director
         George C. Evans

         /s/ Richard F. Bonini                     Director                                  January 28, 1997
-------------------------------------------
         Richard F. Bonini

         /s/ William H. T. Bush                    Director                                  January 28, 1997
-------------------------------------------
         William H. T. Bush

                                                   Director                                  January 28, 1997
-------------------------------------------
         Luther H. Hodges

         /s/ Frederick S. Hammer                   Director                                  January 28, 1997
-------------------------------------------
         Frederick S. Hammer

         /s/ James F. Leary                        Director                                  January 28, 1997
-------------------------------------------
         James F. Leary

         /s/ A. Brean Murray                       Director                                  January 28, 1997
-------------------------------------------
         A. Brean Murray

         /s/ Douglas W. Powell                     Director                                  January 28, 1997
-------------------------------------------
         Douglas W. Powell

         /s/ Barry W. Ridings                      Director                                  January 28, 1997
-------------------------------------------
         Barry W. Ridings

         /s/ Robert D. Idzi                        Senior Executive Vice President,          January 28, 1997
-------------------------------------------        Chief Financial Officer and Treasurer
         Robert D. Idzi

         /s/ Andrew D. Plagens                     Vice President, Controller and            January 28, 1997
-------------------------------------------        Chief Accounting Officer
         Andrew D. Plagens





                                      II 5

                               INDEX OF EXHIBITS


Exhibit                                                                                                              Page
-------                                                                                                              ----
 4.1        Restated Certificate of Incorporation of Search Capital Group, Inc. (incorporated by reference to
            Exhibit 3.1 to Search Capital Group Inc.'s Transition Report on Form 10-K for the transition period ended March 31, 1996)

 4.2        Certificate of Amendment of Certificate of Designation of 9%/7% Convertible Preferred Stock
            (incorporated by reference to Exhibit 3.1 to Search Capital Group, Inc.'s Quarterly Report on
            Form 10-Q for the quarter ended September 30, 1996 (the "9/30/96 Form 10-Q"))

 4.3        Certificate of Designation Series B 9%/7% Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 to the 9/30/96 Form 10-Q)

 4.4        Certificate of Correction to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.3 to the 9/30/96 Form 10-Q)

 4.5        Certificate of Amendment of Certificate of Designation of 9%/7% Convertible Preferred Stock
            (incorporated by reference to Exhibit 3.4 to the 9/30/96 Form 10-Q)

 4.6        Certificate of Amendment to Certificate of Designation of Series B 9%/7% Convertible Preferred
            Stock (incorporated by reference to Exhibit 3.5 to the 9/30/96 Form 10-Q)

 4.7        Certificate of Amendment of Restated Certificate of Incorporation

 4.8        Certificate of Elimination of Series B 9%/7% Convertible Preferred Stock

 4.9        Warrant Agreement dated as of March 27, 1996 between Search Capital Group, Inc. and American
            Securities Transfer, Inc., as Warrant Agent (incorporated by reference to Exhibit 4.2 to Search
            Capital Group, Inc.'s Current Report on Form 8-K dated March 15, 1996)

4.10        First Amendment to Warrant Agreement dated as of July 18, 1996 between Search Capital Group,
            Inc., American Securities Transfer, Inc. and Hall Phoenix/Inwood, Ltd.

4.11        Second Amendment to Warrant Agreement dated as of November 22, 1996 between Search Capital Group,
            Inc. and American Securities Transfer, Inc.

   5        Opinion of Bracewell & Patterson, L.L.P. as to the legality of the securities being registered*

  12        Statement Regarding Computation of Ratio of Earnings to Combined Fixed Charges and Preferred
            Stock Dividends

23.1        Consent of BDO Seidman, LLP

23.2        Consent of Bracewell & Patterson, L.L.P. (included in Exhibit 5)*


---------------

*      To be filed by amendment.